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Exhibit 2

NEWS RELEASE

Stock Symbols: AEM (NYSE and TSX)	For further information: David Smith Director, Investor Relations (416) 947-1212

(All dollar amounts expressed in U.S. dollars unless otherwise noted and all units of measurement expressed in metric unless otherwise noted)

For Immediate Release:

AGNICO-EAGLE REPORTS RECORD CASH FLOWS, RECORD LOW COSTS;
32% INCREASE IN GOLD RESERVES TO RECORD 10.4 MILLION OUNCES

Toronto (February 22, 2006) — Agnico-Eagle Mines Limited today reported fourth quarter earnings of $11.7 million, or $0.13 per share. This compares to net earnings of $15.6 million, or $0.18 per share, in the fourth quarter of 2004. Cash flow provided by operating activities was $24.6 million in the quarter, compared to $11.7 million in the prior year's fourth quarter. The Company's financial position remains strong with cash and cash equivalents of $121 million at December 31, 2005, up from $106 million at year end 2004.

For the full year 2005, earnings totaled $37.0 million, or $0.42 per share, versus $47.9 million, or $0.56 per share in 2004. The difference in year over year earnings is largely attributable to a byproduct hedge loss and increased exploration expense in 2005. In 2005, cash flow provided by operating activities increased substantially to $83.0 million versus $49.5 million in 2004. The difference is principally due to a change in working capital in 2005.

Payable gold production in the fourth quarter was 63,022 ounces at record low total cash cost per ounce(1) of minus $22. This compares with 68,909 ounces at total cash costs of $13 per ounce in the fourth quarter of 2004. Payable gold production for the full year 2005 was 241,807 ounces at total cash costs per ounce of $43, versus 271,567 ounces at total cash costs per ounce of $56 in 2004.

Highlights for the quarter include:

  •
  Record reserves of 10.4 million ounces, a 32% increase from 2004 levels
  •
  Record low total cash costs at LaRonde of minus $22 per ounce of gold
  •
  Record quarterly cash flow provided by operating activities of $24.6 million
  •
  Construction continues at Goldex, our next new gold mine
  •
  Acquisition of Suurikuusikko property in Finland completed

"Agnico-Eagle's low cost LaRonde operation continues to generate strong levels of cash flow, which helps fund our gold growth program", said Sean Boyd, Vice-Chairman and Chief Executive Officer. "Great thanks and congratulations are due to the employees at LaRonde as the mine has now processed approximately 7,250 tonnes per day for over two years, while compiling a remarkable safety record with over 400 days without a lost time accident", added Mr. Boyd.

(1)
Total cash costs per ounce is a non-GAAP measure. For a reconciliation of this measure to the financial statements, see note 1 following the financial statements

Conference Call Tomorrow

The Company's senior management will host the Fourth Quarter and Year End Results Conference Call on Thursday February 23, 2006 at 11:00 a.m. (E.S.T.). Management will also provide an update of the Company's exploration and development activities. To listen on the telephone, please dial (416) 644-3429 or 1 (800) 814-4890 toll free, at least five minutes before the scheduled start of the presentation. The access phone number for the archived audio replay is 1 (877) 289-8525, passcode 21172791#. It will be available from Thursday, February 23, 2006 at 1:00 pm until Thursday, March 2, 2006 at 11:59pm. Additionally, a live audio webcast of the call will be available on the Company's website at http://www.agnico-eagle.com. The webcast will be archived for 180 days. The presentation slides will be archived on the website.

Gold Reserves at Record Level

At year end 2005, the Company's gold reserves totaled 10.4 million ounces, an increase of 32% over 2004 levels. The largest increase came from the partial conversion of Suurikuusikko resources to reserves.

In 2006 and 2007, it is expected that a major portion of the Pinos Altos resources will be converted to reserves, while further conversion at Suurikuusikko and LaRonde is anticipated, continuing the growth in the overall reserve figure for Agnico-Eagle. The goal is to increase gold reserves, from the existing portfolio of mines and projects, to 14 million to 15 million ounces by 2008.

A summary of the Company's gold reserves follows:

Gold Reserve Summary	Proven & Probable Reserve (000's ounces)
	2005	2004
LaRonde I	1,626	1,847
LaRonde II	3,682	3,258
Goldex	1,641	1,627
Lapa	1,168	1,168
Suurikuusikko	2,325	0
Other	1	3

Total	10,442	7,903

Tonnage amounts and contained metal amounts presented in the tables in this news release have been rounded to the nearest thousand.

The assumptions used for 2005 reserves and resources were $405 per ounce gold, $6.35 per ounce silver, $1,125 per tonne zinc, $2,735 per tonne copper and a C$/US$ exchange rate of 1.30. For every 10% change in the gold price (leaving all other assumptions unchanged), there would be an estimated 5% change in proven and probable reserves. The metals prices used in the reserve and resource calculation are the trailing three year averages, as mandated by the U.S. Securities and Exchange Commission.

The significant byproduct reserves and resources for silver, zinc and copper, contained in the LaRonde ore body, are presented in the Detailed Mineral Reserve and Resource Data section set out below. Please see this section for more detailed reserve and resource estimates.

LaRonde Mine — Reliable Performance Continues

LaRonde processed an average of 7,316 tonnes of ore per day in the fourth quarter, contributing to the strong operating performance of 7,297 tonnes per day recorded during 2005 (7,397 tonnes per day in 2004). While the design capacity of the plant is 6,350 tonnes per day, it has now been operating at an average of approximately 7,250 tonnes per day for over two years, demonstrating the reliability of this mine.

Minesite costs per tonne(2) were C$56 in the fourth quarter. These costs are slightly higher than the expected range for the year of C$53 per tonne to C$55 per tonne, due to higher costs for fuel, reagents and steel, as has been seen throughout the mining industry. For the full year, the minesite costs per tonne were on budget at C$55, as compared with C$53 per tonne recorded for 2004. The increase is largely due to cost increases as discussed above.

On a per ounce basis, net of byproduct credits, LaRonde's total cash costs remained very low, by industry standards, at minus $22 per ounce in the fourth quarter. This compares favourably with the results of the fourth quarter of 2004 when total cash costs per ounce were $13. The main reason for the decrease in total cash costs is the significantly higher byproduct metal prices realized in 2005.

Total cash costs for the full year were $43 per ounce in 2005 versus $56 per ounce in 2004. Both of these figures compare favourably to the realized price of gold which was $449 per ounce and $418 per ounce, for the respective periods.

In spite of the high production tonnage being achieved by the mine, the payable quarterly gold production of 63,022 ounces was 9% lower than the corresponding period in 2004. The main reason for the lower than expected gold production was a recovered gold grade of 3.2 grams per tonne, compared to the expected grade of 4.1 grams per tonne due primarily to less ore from lower level gold zones and more zinc ore.

With high zinc prices prevailing over the past several quarters, numerous stopes have been extended in length (thereby increasing recovered tonnage), to recover the zinc ore which is typically found in the immediate hanging wall. This had the effect of reducing the gold head grade of the ore sent to the mill, and displacing some gold/copper ore and other higher grade zinc ore.

Also contributing to lower than expected gold production was decreased ore recovery in the lower mine. Ore recovery in the stopes was budgeted at 95%, however, the actual percentage has been consistently closer to 90%.

In December 2005, the Company published production and cost guidance for 2006 which factored in a reduced gold grade and lower ore recovery. Agnico-Eagle is maintaining a target for gold production of approximately 250,000 ounces in 2006. At current metals prices, total cash costs would be significantly less than our forecasted cost of $50 per ounce. Byproduct production is expected to be over 5.7 million ounces of silver, approximately 73,000 tonnes of zinc, and over 9,000 tonnes of copper. Minesite costs per tonne are expected to range between C$56 and C$58.

(2)
Minesite costs per tonne is a non-GAAP measure. For a reconciliation of this measure to the financial statements, see Note 1 following the financial statements

Cash Position Grows in 2005 — No Long Term Debt

Cash and cash equivalents grew to nearly $121 million at December 31, 2005, due to strong operating cash flows during the year. This compares favourably with the December 31, 2004 balance of $106 million. Additionally, the Company maintains substantially undrawn bank lines of $150 million adding further financial flexibility.

Subsequent to year end, the Company redeemed its convertible debentures. In connection with the redemption, and conversion of debentures that accrued prior to the redemption date, the Company issued approximately 10.3 million common shares. The Company has also agreed to issue 1.2 million flow through common shares for proceeds of approximately $35 million. As a result of these transactions, the Company's shares outstanding will be approximately 108 million with no long term debt.

With record cash flow, no long term debt, and excellent financial flexibility, Agnico-Eagle is in a strong position to fund and build its pipeline of gold projects.

Goldex Mine — Construction Advances

The Company announced the construction of a new mine at its 100% owned Goldex property in 2005. This new mine is located in the town of Val d'Or, Quebec, approximately 50 kilometres east of LaRonde. Upon completion of construction, Goldex is expected to contribute an average of 170,000 ounces of gold per year at total cash costs of approximately $200 per ounce. Goldex has gold reserves of 1.6 million ounces.

Underground development and surface construction are continuing at Goldex:

  •
  Rock work is well underway and the new shaft collar has reached its final depth
  •
  Over 600 metres of lateral development was excavated underground, via the existing infrastructure
  •
  Over 150 metres of vertical development was excavated underground for the ventilation and waste pass systems

Capital expenditures in 2006 at Goldex are expected to total $80 million. First gold production is expected in the second half of 2008, and a ten year mine life is anticipated.

Lapa Project — Shaft Sinking Progressing Well

In 2005, the Company announced a $30 million underground development, drilling and metallurgical program at its 100% owned Lapa project, 10 kilometres east of LaRonde. Lapa is expected to contribute an average of 125,000 ounces of gold per year at total cash costs of approximately $200 per ounce over a 10 year mine life. Lapa has gold reserves of 1.2 million ounces.

The first phase of the Lapa underground program includes a 825 metre shaft sinking project. Shaft sinking commenced in March 2005, with the current depth at over 600 metres. The 5 metre diameter, concrete-lined, shaft is expected to reach its planned depth by mid-2006.

Underground diamond drilling, from existing infrastructure, is underway with eight drill holes completed. The results are pending.

Positive results from this first phase program would result in an extension of the shaft to a depth of approximately 1,370 metres below surface.

Consideration is being given to accelerating the second phase of the shaft sinking program. Incremental capital costs for this second phase are currently estimated at $80 million. Assuming no further additions to reserves and the current reserve grade, the Company envisages a ten-year mine life with initial production in late 2008.

Suurikuusikko Project — Feasibility Study Expected In Second Quarter Of 2006 On Large And Expanding Gold Reserve

At the Suurikuusikko project in northern Finland, a bankable feasibility study is expected to be finalized in the second quarter of 2006. At that time, a production decision is expected. The study will be based on an open pit mining scenario initially, followed by underground mining via ramp access, each feeding a 3,000 tonne per day surface processing plant. Capital expenditures are estimated at approximately $170 million.

Current probable reserves are 2.3 million ounces of gold, from 13.7 million tonnes grading 5.3 grams per tonne.

The indicated resource contains 1.7 million tonnes grading 4.2 grams per tonne, or 233,000 ounces of gold. The inferred resource contains 6.7 million tonnes grading 4.4 grams per tonne, or 934,000 ounces of gold. See the Notes to U.S. Investors Relating to the Use of "Resources".

Presently there are 8 diamond drills on site; five are conducting infill drilling, two are allocated to exploration and one is doing condemnation drilling on the proposed tailings site.

LaRonde II Project — Feasibility Study Nearing Completion

LaRonde II comprises the extension of the 20 North zone beneath the current infrastructure at the LaRonde mine, including the Penna Shaft. The gold reserves at LaRonde II total 3.7 million ounces.

A bankable feasibility study on LaRonde II has been completed and an independent review is in progress. This review is expected to be completed within the next two months. The study envisages a production rate of 4,500 tonnes to 5,400 tonnes per day, with potential gold production of more than 300,000 ounces per year. More details on the study will be provided in the second quarter of 2006.

Pinos Altos — High Grade Precious Metals Values In An Expanding Resource

In the first quarter of 2006, the Company exercised its option to acquire 100% of the Pinos Altos property in northern Mexico from Industrias Peñoles S.A. de C.V. It is anticipated that the acquisition will close on March 15, 2006.

The indicated resource contains 12.5 million tonnes at 3.9 grams per tonne gold, and 102.3 grams per tonne silver, or 1.6 million ounces of gold, and 41.0 million ounces of silver.

The inferred resource contains 3.2 million tonnes at 5.2 grams per tonne gold, and 111.0 grams per tonne silver, or 0.5 million ounces of gold and 11.6 million ounces of silver. See the Notes to U.S. Investors Relating to the Use of "Resources".

Agnico-Eagle's preliminary analysis contemplates a 3,000 tonne per day mining scenario with the open pit and underground operations each supplying 1,500 tonnes per day. Due to the high silver content, a conventional cyanidation Merrill Crowe circuit with recoveries of approximately 92% for gold and 50% for silver is envisioned. Preliminary capital cost estimates to bring the project into production are approximately $150 million.

A feasibility study is expected to be completed by the second quarter of 2007. The Company is in the final stages of preparing a detailed exploration and work program for 2006. Further information is expected to be released before the end of March, 2006.

Forward-Looking Statements

The information in this press release has been prepared as at February 22, 2006. Certain statements contained in this press release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. When used in this document, the words "anticipate", "expect", "estimate," "forecast," "planned" and similar expressions are intended to identify forward-looking statements.

Such statements include, without limitation: estimates of future mineral production and sales; estimates of future production costs, cash costs, minesite costs and other expenses; estimates of future capital expenditures and other cash needs; statements as to the projected development of certain ore deposits, including estimates of exploration, development and other capital costs, and estimates of the timing of such development or decisions with respect to such development; estimates of reserves and resources, and statements regarding anticipated future exploration and feasibility study results; the anticipated timing of events with respect to the Company's minesites, the anticipated timing of events with respect to the Company's acquisition of the Pinos Altos property; and other statements regarding anticipated trends with respect to the Company's capital resources and results of operations. Such statements reflect the Company's views as at the date this press release was prepared and are subject to certain risks, uncertainties and assumptions. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the Company's dependence upon its LaRonde mine for all of its current gold production; uncertainty of mineral reserve, mineral resource, mineral grade and mineral recovery estimates; uncertainty of future production, capital expenditures, and other costs; gold and other metals price volatility; currency fluctuations; mining risks; and governmental and environmental regulation. For a more detailed discussion of such risks and other factors, see Company's Annual Information Form and Annual Report on Form 20-F for the year ended December 31, 2004, as well as the Company's other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, mining methods, capital costs, and location of surface infrastructure and actual results and final decisions may be quite different from those currently anticipated.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Quebec and exploration and development activities in Canada, Finland, the United States and Mexico. Agnico-Eagle's LaRonde Mine is Canada's largest gold deposit. The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 26 consecutive years.

Notes to U.S. Investors Regarding the Use of Resources

  Cautionary Note to U.S. investors concerning estimates of Measured and Indicated Resources. This press release uses the terms "measured" and "indicated resources." We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Cautionary Note to U.S. investors concerning estimates of Inferred Resources. This press release also uses the term "inferred resources."

  We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

  Detailed Mineral Reserve and Resource Data

Category and Zone	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Au (000's oz.)	Tonnes (000's)
Proven Mineral Reserve
LaRonde I	2.92	84.90	0.42	4.31	635	6,768
Goldex	1.88				1	18
Bousquet	1.30				1	18

Subtotal Proven Mineral Reserve	2.91				637	6,804

Probable Mineral Reserve
LaRonde I	2.86	65.54	0.31	3.40	991	10,780
LaRonde II	5.98	21.78	0.33	0.81	3,682	19,154
Suurikuusikko	5.26				2,325	13,757
Lapa	8.88				1,168	4,090
Goldex	2.39				1,640	21,375

Subtotal Probable Mineral Reserve	4.41				9,805	69,157

Total Proven and Probable Mineral Reserves	4.28				10,442	75,961

Category and Zone	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Au (000's oz.)	Tonnes (000's)
Measured Mineral Resource
Suurikuusikko	3.84				19	155

Bousquet	13.04				40	95

Total Measured Mineral Resource	7.33				59	250

Category and Zone	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Au (000's oz.)	Tonnes (000's)
Indicated Mineral Resource
LaRonde I	2.25	38.62	0.18	2.47	190	2,628
LaRonde II	3.39	13.65	0.23	0.50	213	1,949
Suurikuusikko	4.23				233	1,715
Pinos Altos	3.94	102.25			1,582	12,484
Lapa	5.49				133	754
Bousquet	5.63				309	1,704
Ellison	5.67				45	247

Total Indicated Resource	3.92				2,705	21,482

Category and Zone	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Au (000's oz.)	Tonnes (000's)
Inferred Mineral Resource
LaRonde II	6.15	30.05	0.52	1.20	1,025	5,182
Suurikuusikko	4.35				934	6,688
Pinos Altos	5.23	110.99			545	3,238
Bousquet	7.45				399	1,667
Goldex	1.92				197	3,194
Lapa	7.69				423	1,709
Ellison	6.40				199	965

Total Inferred Resource	5.11				3,722	22,644

Tonnage amounts and contained metal amounts presented in the tables in this news release have been rounded to the nearest thousand.

  Scientific and Technical Data

  Agnico-Eagle Mines Limited is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

  Cautionary Note to U.S. Investors-The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured," "indicated," and "inferred," "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, which may be secured from us, or from the SEC's website at: http://sec.gov/edgar.shtml. A "final" or "bankable" feasibility study is required to meet the requirements to designate reserves under Guide 7. Estimates were calculated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC Industry Guide 7. Industry Guide 7 requires the use of prices that reflect current economic conditions at the time of reserve determination which Staff of the SEC has interpreted to mean historic three-year average prices. The assumptions used for 2005 reserves and resources were $405 per ounce gold. There are no known relevant issues that would materially affect the estimate. No independent verification of the data has been published. The assumptions used for 2005 mineral reserves and resources were $405 per ounce gold, $6.35 per ounce silver, $0.51 per pound zinc, $1.24 per pound copper and a C$/US$ exchange rate of 1.30.

Canadian Securities Administrators National Instrument 43-101 ("NI 43-101") requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonable assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

The qualified person responsible for the LaRonde I and LaRonde II mineral reserve and resource estimate is Marc Ruel, P.Geo., Superintendent of Geology for the LaRonde Division. The effective date of the estimate is February 22, 2006, using the same operating and capital cost assumptions, parameters and methods as that found in the 2005 Mineral Resource and Mineral Reserve Report by Guy Gosselin, P.Geo. Agnico-Eagle Mines Limited, LaRonde Division that was posted on SEDAR on March 23, 2005.

A qualified person Carl Pelletier, Geo., of Innovexplo Geological Services, was responsible for the mineral reserve and mineral resource estimate at Goldex. A description of the operating and capital cost assumptions, parameters and methods may be found in the Technical Report on the Estimation of Mineral Resources and Reserves for the Goldex Extension that was posted on SEDAR on October 27, 2005. The effective date of the estimate was September 9, 2005. The 2005 estimate differs from the previous in that a minor amount of proven reserves in the form of development rock that was in stockpiles on December 31, 2005. Although the price assumptions used to constrain the wireframe models and also estimate the mineral resource and reserve in 2005 are slightly lower than those currently used, it is the opinion of the qualified person that the differences are not significant.

The qualified person responsible for the Lapa mineral reserve and mineral resource estimate is Christian D'Amours, Geo., of Service Conseil Géopointcom. The effective date of the estimate was February 23, 2005. Wireframe models of zones comprising the Lapa deposit that were used to estimate the mineral resource were derived using drill hole intercepts. The key assumptions used to determine the drill hole intercept intervals were a gold price of $360 per ounce, metallurgical recoveries of 85.9% for gold. Gold assays were cut to 51.4 grams per tonne or 58.6 grams per tonne depending on the zone. For the mineral resource models, a minimum gold grade cut-off of 5.0 grams per tonne was used to evaluate drill hole intercepts that have been adjusted to respect a minimum mining width of 2.8 metres (horizontal width). Although the price assumptions used to constrain the wireframe models and also estimate the mineral resource and reserve in 2005 are slightly lower than those currently used, it is the opinion of the qualified person that the differences are not significant.

The Lapa mineral resource estimate was derived using a three dimensional block model of the deposit; the grades were interpolated using the inverse distance power squared method. In order to estimate the mineral reserve, a dilution factor that averaged 22.8% was applied. For the underground reserve models, the minimum in situ gold grade cut-off was 6.0 grams per tonne or 6.5 grams per tonne depending on the mining method.

The Qualified Person responsible for the Suurikuusikko mineral resource and mineral reserve estimate is Normand Bédard P.Geo., the Abitibi Regional Division's Senior Geologist. The effective date of the estimate is February 22, 2006. A technical report describing the mineral resource and mineral reserve estimate will be filed with the securities regulatory authorities in due course.

Wireframe models of zones comprising the Suurikuusikko deposit that were used to estimate the mineral resource were derived using drill hole intercepts. The key assumptions used to determine the drill hole intercept intervals were a gold price of $405 per ounce, metallurgical recoveries of 87% for gold, and cut-off grades that varied were applied depending on whether the material could be potentially mined by open pit or by underground methods. Gold assays were cut to 50 grams per tonne. For the open pit resource models, a minimum gold grade cut-off of 1.0 grams per tonne was used to evaluate drill hole intercepts that have been adjusted to respect a minimum mining width of 3.0 metres (horizontal width). For the underground resource models, a minimum gold grade cut-off of 3.0 grams per tonne was used to evaluate drill hole intercepts that have been adjusted to respect a minimum mining width of 3.0 metres (horizontal width).

The Suurikuusikko mineral resource estimate was derived using a three dimensional block model of the deposit; the grades were interpolated using the inverse distance power squared method. In order to estimate the Suurikuusikko mineral reserve, a dilution factor was applied between 10 and 20 percent depending on the mining method. For the open pit reserve models, a minimum in situ gold grade cut-off of 1.7 grams per tonne was used. For the underground reserve models, a minimum in situ gold grade cut-off of 4.0 grams per tonne was used.

The qualified person responsible for the Bousquet and Ellison mineral reserve and resource estimates is Normand Bédard P.Geo., Regional Division's Senior Geologist. In estimating the Bousquet and Ellison mineral resource and reserve, a minimum gold grade cut-off of 3.0 grams per tonne was used to evaluate drill intercepts that have been adjusted to respect a minimum mining width of 3.0 metres. The estimate was derived using a combination of three dimensional block modeling (grades were interpolated using the inverse distance power squared method) for certain zones and for other zones, by the polygonal method on longitudinal sections. A portion of the resource estimate is based on estimates reported when the Bousquet I mine closed in 1996. The resource was reviewed and reclassified using the CIM definition and guidelines. This information is of a good quality and is considered reliable.

AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2005	2004	2005	2004
	(thousands of United States Dollars except where noted, US GAAP basis)
Income and cash flow
LaRonde Division
Revenues from mining operations	$71,392	$45,795	$241,338	$188,049
Production costs	33,576	22,175	127,365	98,168

Gross profit (exclusive of amortization shown below)	$37,816	$23,620	$113,973	$89,881
Amortization	6,592	4,461	26,062	21,763

Gross profit	$31,224	$19,159	$87,911	$68,118

Net income for period	$11,695	$15,609	$36,994	$47,879
Net income per share (basic and fully diluted)	$0.13	$0.18	$0.42	$0.56
Cash flow provided by operating activities	$24,622	$11,722	$82,980	$49,525
Cash flow used in investing activities	$(30,038)	$(28,196)	$(79,721)	$(75,254)
Cash flow provided by financing activities	$2,416	$2,149	$11,672	$21,173
Weighted average number of common shares
Outstanding — basic (in thousands)	97,127	85,989	89,030	85,157
Tonnes of ore milled	673,270	718,927	2,671,811	2,700,650
Head grades:
Gold (grams per tonne)	3.20	3.32	3.11	3.41
Silver (grams per tonne)	75.80	88.00	77.50	86.10
Zinc	3.61%	4.00%	4.06%	4.03%
Copper	0.39%	0.52%	0.39%	0.54%
Recovery rates:
Gold	91.07%	90.39%	90.75%	91.49%
Silver	85.80%	86.20%	84.80%	86.50%
Zinc	85.00%	82.00%	83.20%	83.50%
Copper	82.50%	79.30%	76.90%	78.90%
Payable metal produced:
Gold (ounces)	63,022	68,909	241,807	271,567
Silver (ounces in thousands)	1,234	1,512	4,831	5,699
Zinc (tonnes)	17,535	20,323	76,545	75,879
Copper (tonnes)	1,967	2,761	7,378	10,349
Payable metal sold:
Gold (ounces)	66,890	52,464	262,429	254,937
Silver (ounces in thousands)	1,610	1,175	5,221	5,362
Zinc (tonnes)	17,444	19,781	75,722	75,221
Copper (tonnes)	1,984	1,622	8,521	9,230
Realized prices per unit of production:
Gold (per ounce)	$491	$438	$449	$418
Silver (per ounce)	$9.05	$7.32	$8.01	$6.84
Zinc (per tonne)	$1,818	$1,212	$1,513	$1,036
Copper (per tonne)	$4,882	$3,064	$4,376	$2,954
Total cash costs (per ounce):
Production costs	$532	$322	$527	$362
Less:
Net byproduct revenues	(611)	(330)	(511)	(304)
Inventory adjustments	59	23	29	—
Accretion expense and other	(2)	(2)	(2)	(2)

Total cash costs (per ounce)	$(22)	$13	$43	$56

Minesite costs per tonne milled (Canadian dollars)	$56	$52	$55	$53

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEET

	December 31, 2005	December 31, 2004
	(thousands of United States dollars, US GAAP basis — Unaudited)
ASSETS
Current
Cash and cash equivalents	$120,982	$106,014
Metals awaiting settlement	56,304	43,442
Income taxes recoverable	7,723	16,105
Inventories:
Ore stockpiles	12,831	9,036
Concentrates	920	9,065
Supplies	10,092	8,292
Other current assets	34,483	19,843

Total current assets	243,335	211,797
Fair value of derivative financial instruments	—	2,689
Other assets	7,995	25,234
Future income and mining tax assets	61,781	51,407
Mining properties	661,196	427,037

	$974,307	$718,164

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$37,793	$28,667
Dividends payable	3,809	3,399
Interest payable	2,243	2,426

Total current liabilities	43,845	34,492

Fair value of derivative financial instruments	9,699	—
Long-term debt	131,056	141,495
Asset retirement obligation and other liabilities	16,220	14,815
Future income and mining tax liabilities	118,420	57,136
Shareholders' Equity
Common shares
Authorized — unlimited
Issued — 97,836,954 (2004 — 86,072,779)	764,659	620,704
Stock options	2,869	465
Warrants	15,732	15,732
Contributed surplus	7,181	7,181
Deficit	(138,697)	(172,756)
Accumulated other comprehensive income (loss)	3,323	(1,100)

Total shareholders' equity	655,067	470,226

	$974,307	$718,164

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2005	2004	2005	2004
	(thousands of United States Dollars except per share amounts, US GAAP basis)
REVENUES
Revenues from mining operations	$71,392	$45,795	$241,338	$188,049
Interest and sundry	(2,819)	97	(2,065)	655

	68,573	45,892	239,273	188,704
COSTS AND EXPENSES
Production	33,576	22,175	127,365	98,168
Fair value of derivative financial instruments	4,023	(136)	8,335	—
Exploration and corporate development	6,158	2,261	16,581	3,584
Equity loss in junior exploration companies	342	809	2,899	2,224
Amortization	6,592	4,461	26,062	21,763
General and administrative	3,044	1,158	11,727	6,864
Provincial capital tax	55	(580)	1,352	423
Interest	586	2,434	7,813	8,205
Foreign currency loss	1,948	1,781	1,860	1,440

Income before income, mining and federal capital taxes	12,249	11,529	35,279	46,033
Federal capital tax	334	255	1,062	1,049
Income and mining tax expense (recovery)	220	(4,335)	(2,777)	(2,895)

Net income for the period	$11,695	$15,609	$36,994	$47,879

Net income per share — basic and diluted	$0.13	$0.18	$0.42	$0.56

Weighted average number of shares (in thousands)
Basic	97,127	85,989	89,030	85,157
Diluted	114,003	86,403	105,905	85,572

Comprehensive income:
Net income for the period	$11,695	$15,609	$36,994	$47,879

Other comprehensive income, net of tax:
Unrealized gain on hedging activities	205	2,722	1,135	2,597
Dilution gain on issuance of shares by subsidiary, net of tax	—	—	—	1,837
Unrealized gain on available-for-sale securities	6,012	1,217	10,228	604
Cumulative translation adjustment on equity investee	(331)	1,937	(2,236)	1,937
Adjustments for derivative instruments maturing during the period	(3,363)	(709)	(3,398)	(2,983)
Adjustments for realized gains on available-for-sale securities due to dispositions in the period	(3)	—	(65)	(632)
Reversal of minimum pension liability	—	980	—	980
Tax effect of OCI balances	(1,241)	—	(1,241)	—

Other comprehensive income for the period	1,279	6,147	4,423	4,340

Comprehensive income for the period	$12,974	$21,756	$41,417	$52,219

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

	Three months ended December 31,		Year ended December 31,
	2005	2004	2005	2004
	(thousands of United States Dollars except where noted, US GAAP basis — Unaudited)
Deficit
Balance, beginning of period	$(147,457)	$(185,785)	$(172,756)	$(218,055)
Dividends declared	(2,935)	(2,580)	(2,935)	(2,580)
Net income for the period	11,695	15,609	36,994	47,879

Balance, end of period	$(138,697)	$(172,756)	$(138,697)	$(172,756)

Accumulated other comprehensive income (loss)
Balance, beginning of period	$2,044	$(7,247)	$(1,100)	$(5,440)
Other comprehensive income for the period	1,279	6,147	4,423	4,340

Balance, end of period	$3,323	$(1,100)	$3,323	$(1,100)

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)

	Three months ended, December 31,		Year ended December 31,
	2005	2004	2005	2004
	(thousands of United States Dollars, US GAAP basis)
Operating activities
Net income for the period	$11,695	$15,609	$36,994	$47,879
Add (deduct) items not affecting cash from operating activities:
Amortization	6,592	4,461	26,062	21,763
Future income and mining taxes (recoveries)	220	(1,874)	(2,777)	2,338
Unrealized loss on derivative contracts	4,023	951	8,335	1,087
Amortization of deferred costs and other	44	1,876	7,014	4,792

	22,574	21,023	75,628	77,859
Change in non-cash working capital balances
Metals awaiting settlement	(10,176)	(2,916)	(12,862)	(9,875)
Income taxes recoverable	(177)	(5,405)	8,382	(8,872)
Inventories	(1,341)	(5,129)	2,550	(8,566)
Prepaid expenses and other	(165)	(2,368)	(1,054)	(1,590)
Accounts payable and accrued liabilities	12,472	4,883	10,519	1,304
Interest payable	1,435	1,617	(183)	(735)

Cash flows provided by operating activities	24,622	11,705	82,980	49,525

Investing activities
Additions to mining properties	(25,382)	(19,541)	(70,270)	(53,318)
Investments and other	(4,656)	(8,655)	(9,451)	(21,936)

Cash flows used in investing activities	(30,038)	(28,196)	(79,721)	(75,254)

Financing activities
Dividends paid	—	—	(2,542)	(2,480)
Common shares issued	2,416	2,149	14,214	23,653

Cash flows provided by financing activities	2,416	2,149	11,672	21,173

Effect of exchange rate changes on cash and cash equivalents	25	14	37	205
Net increase in cash and cash equivalents during the period	(2,975)	(14,328)	14,968	(4,351)
Cash and cash equivalents, beginning of period	123,957	120,342	106,014	110,365

Cash and cash equivalents, end of period	$120,982	$106,014	$120,982	$106,014

Other operating cash flow information:
Interest paid during the period	$(7)	$510	$8,304	$6,999

Income, mining, and capital taxes paid (recovered) during the period	$217	$(2,037)	$(6,259)	$222

Note 1

Reconciliation of Total Cash Costs Per Ounce and Total Minesite Costs Per Tonne

Total cash cost is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. We believe that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table below, this measure is calculated by adjusting Production Costs as shown in the Statement of Income and Comprehensive Income for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of our mining operations. Management uses this measure to monitor the performance of our mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite cost per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

Minesite cost per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table below, this measure is calculated by adjusting Production Costs as shown in the Statement of Income and Comprehensive Income for inventory and hedging adjustments and asset retirement provisions and then dividing by tonnes processed through the mill. Since total cash cost data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes this measure provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite cost per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

The following tables provide a reconciliation of the total cash operating costs per ounce of gold produced and operating cost per tonne to the financial statements:

	3 Months ended December 31, 2005	3 Months ended December 31, 2004	12 months ended December 31, 2005	12 months ended December 31, 2004
	(thousands of dollars, except where noted)
Cost of production per Consolidated Statements of Income	$33,576	$22,175	$127,365	$98,168
Adjustments:
Byproduct revenues	(38,523)	(22,706)	(123,450)	(82,521)
Inventory adjustment(i)	3,693	1,489	6,991	—
Non-cash reclamation provision	(109)	(56)	(429)	(493)

Cash operating costs	$(1,363)	$902	$10,477	$15,154
Gold production (ounces)	63,022	68,909	241,807	271,567

Total cash costs (per ounce)	$(22)	$13	$43	$56

	3 Months ended December 31, 2005	3 Months ended December 31, 2004	12 months ended December 31, 2005	12 months ended December 31, 2004
	(thousands of dollars, except where noted)
Cost of production per Consolidated Statements of Income	$33,576	$22,175	$127,365	$98,168
Adjustments:
Inventory adjustment(i) and hedging adjustments(ii)	(1,221)	8,769	(4,751)	12,107
Non-cash reclamation provision	(109)	(56)	(429)	(493)

Minesite costs (US$)	$32,246	$30,888	$122,185	$109,782

Minesite costs (C$)	$37,848	$37,878	$147,834	$142,702
Tonnes milled (000's tonnes)	673	719	2,672	2,701

Minesite costs per tonne (C$)(iii)	$56	$52	$55	$53

Notes:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash operating costs are calculated on a production basis, this adjustment reflects the portion of concentrate production for which revenue has not been recognized in the period.

(ii)
Hedging adjustments reflect gains and losses on the Company's derivative positions entered into to hedge the effects of foreign exchange fluctuations on production costs. These items are not reflective of operating performance and thus have been eliminated when calculating operating costs per tonne.

(iii)
Total cash operating costs and operating cost per tonne data are not recognized measures under US GAAP. Management uses these generally accepted industry measures in evaluating operating performance and believes them to be realistic indications of such performance. The data also indicates the Company's ability to generate cash flow and operating earnings at various gold prices. This additional information should be considered together with other data prepared in accordance with US GAAP.

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AGNICO-EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED BALANCE SHEET
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENT OF CASH FLOWS (Unaudited)